HBOS plc
The Mound
Edinburgh
EH1 1YZ

Direct Line 0131-243-5532
Fax No 0131-243-7196

AMacC

02 JAN 25 AM 8:14

19th December 2001

United States Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Floor Street N.W.
Washington DC 20549
USA

Bank of Scotland

02015602

SUPPL

Dear Sirs

Exemption

I attach documents either sent to shareholders or made available to the public in November and December 2001.

Press Releases sent as follows:

- Intelligent Finance Powering Ahead – 28th November 2001
- A Fair Deal – HBOS Lending the most competitive current account on the UK High Street – 5 December 2001
- HBOS Trading Update & Merger Progress – 11th December.

I enclose a self addressed envelope and postage coupon and would be grateful if you could send me a stamped copy of this letter as confirmation of receipt.

Yours faithfully

Alison MacColl

Alison MacColl
Investor Relations
Investor Relations Manager

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

dlw 3/4

INTELLIGENT FINANCE POWERING AHEAD

Intelligent Finance, a division of Halifax plc, today announces its operating statistics at the end of its first full year.

BUSINESS HIGHLIGHTS:

- A total of **£8.9 billion** balances in hand and forecast to complete with actual balances amounting to **£6.4bn**
- New business growth continues apace averaging over **£750m** per month
- Share of the UK net mortgage market increases for the year to **9%**, up from 7% in June
- Savings and current account actual balances amount to **£2bn**
- Over **90%** of the business is new to the newly created HBOS group

Commenting on the results, Jim Spowart, Chief Executive of Intelligent Finance said:

"I am very pleased to be able to report an outstanding performance from Intelligent Finance in our first full year of business. These results clearly demonstrate that we are winning the hearts and minds of consumers – many customers are leaving the big four and joining us - as they patently warm to our fairer principle of being able to integrate any personal banking products."

Research[1] commissioned by Intelligent Finance suggests that the potential market for its integrated banking offer is significant with around 55% of homeowners with a mortgage, or some 11 million homeowners, would consider moving to a bank with such an offer. The interest was particularly strong amongst 18-34 year olds, the next generation of bank customers, with over 6 out of 10 saying they would consider such a move.

Intelligent Finance expects that the appetite for integrated accounts will continue to drive its growth over the next year and it remains on target to break even by the end of 2003.

The bank has created a powerful new generation model and in its first full year has 327,000 accounts, some 242,000 individual customers, in hand and forecast to complete totalling £8.9bn in high quality balances in its first full year of operation.

Intelligent Finance's book is also of strong credit quality with average mortgages of £95,000 and loan to value of 63%– compared to industry averages of £75,300 and 71.5% respectively. Currently only nine accounts are in arrears by three months or more.

Average savings balances are running at £16,700 compared with a national average of £5,446. Average current account balances are running at £5,000. Both reflect growing consumer demand for/appreciation of Intelligent Finance's unique integrated offering.

More than 90% of Intelligent Finance's business is new to the newly created HBOS group and the bank is making a substantial contribution to the group's net mortgage market share.

- Ends –

Notes to editors:

1. Intelligent Finance is a division of Halifax plc and offers customers a full range of banking services and a new approach to finance available 24 hours a day, 365 days a year - by phone, over the internet, using WAP mobile phones and through professional advisers. Services include mortgages, personal loans, credit cards, current accounts and savings.

2. Intelligent Finance has seen over 160,000 current account applications since launch, proving that the age of inertia is almost over.

3. The figures include St James's Place Bank, which was launched on 29th June 2001 and has experienced good growth.

4. A high quality mortgage book shows an impressive LTV of only 63%.

5. Savings balances three times higher than sector average at £16,700

6. 1st year anniversary pictures are available on www.newscast.co.uk

7. ISDN facilities are available.

8. National averages supplied from CML Survey of Mortgage Lenders & NOP World Financial Research Survey (savings).

9. The bank was fully operational both on the phone and web from 30/11/00.

1 Research conducted between 24 & 26 August, 2001 by ICM research on behalf of Intelligent Finance.

For more information contact Heather Scott (in London 28/11) on mobile 07770 643840 thereafter 0131 658 2301 or mobile.

A FAIR DEAL

December 5, 2001

HBOS is launching the most competitive business current account on the UK's High Street, paying base rate minus 2% on credit balances of a £1 or more.

The account, available from January, will be offered in the Halifax and Bank of Scotland networks through the Bank of Scotland brand. In doing so, Bank of Scotland is providing the UK's three million small businesses with a real incentive to switch to a demonstrably more competitive current account.

High Street Bank	Credit Interest
Bank of Scotland	**2%**
RBS/NatWest	0%
Barclays	0%
HSBC	0%
Lloyds TSB	0%

Source: Business Moneyfacts. Correct as of December 2001

Given the current base rate of 4%, the new account will pay business customers credit interest of 2% on their balances. In contrast, the Big Four banks - who control 83% of the sector - pay their customers **0%** credit interest on balances (*Source: Cruickshank Report).*

Businesses Want Value for Money

Most SMEs run substantial current account balances and have little need for an overdraft. We estimate that a total of £30bn is held in business current accounts, mostly by the 'Big Four'. At the same time, according to research from J P Morgan, 70% of SMEs do not have any borrowing facilities.

Many small businesses are very unhappy about the value they are offered by their current bank. New research commissioned by Bank of Scotland from NOP found that six out of ten small businesses believe their bank is making a lot of money by not paying interest on their current account. Nine out of ten businesses also believe they have a right to earn interest.

Significantly, NOP found that for over two million small businesses it would be a major incentive to switch their business current account if they could earn a competitive interest rate and were offered help to move their account. Businesses clearly want a fair deal on their current account.

A Value Led Strategy from HBOS

Today's announcement underlines the commitment of HBOS to provide value for money products for businesses and retail customers.

The benefits of the merger between Bank of Scotland and the Halifax are already being shared with customers. For instance, a market leading personal current account from the Halifax was launched in January of this year; as a result of the merger, a similar product will also be offered by Bank of Scotland to new and existing customers from next month.

Other initiatives for business and retail customers, again with the same emphasis on value for money, will be introduced by HBOS. Providing the new account to existing business banking customers will cost the Group approximately £20 million. At the same time, Bank of Scotland expects to double its share of the UK's SME banking sector from 3% to 6% over three years.

How the new business current account will work

New and existing customers will receive credit interest at base rate minus 2% on credit balances of a £1 or more. Bank of Scotland's Corporate Banking Division, which specialises in larger companies with an annual turnover in excess of £10 million, will also pay the same interest rate to its customers. This will cost a further £9m.

As previously announced, the account will be rolled out to approximately 100 Halifax branches, located in major urban centres across the UK, by the end of next year. A referral procedure will also be put in place in all 800 Halifax branches from January. Other business products will also be offered through the Halifax network and further announcements will therefore follow in due course.

From January, a dedicated switching team will ensure the smooth transfer of accounts for new customers. Specifically, having received a written authorisation, the "Easy to Join" switching team will transfer all the relevant direct debits and standing orders on the customer's behalf.

Commenting, George Mitchell, Treasurer and Managing Director of the Bank of Scotland, said:

"The majority of small businesses have substantial cash balances and yet receive no interest from their bank. In contrast, our account will always pay a competitive rate of interest."

"Businesses want a fair deal from their bank with a competitive rate of interest top of the list. That is what our new account provides."

"This announcement is only the first in a series of business banking initiatives that we will announce in the coming months. There is a lot more to come."

Notes to Editors

- HBOS is set to recruit over 1,500 staff to its Business Banking division over the next three years, highlighting its commitment to the SME market.
- **Customers** looking for more information about services provided by Bank of Scotland Business Banking should call 0845 3000417

Media enquiries:

Barry Gardner	*0131 243 7194 / 07900 227 292*
	Out of hours: 07669 004 510
Shane O'Riordain	*020 7905 9600 / 07770 544 585*
Alex Pagett	*0131 243 5443 / 07909 907 419*
Ross Keany	*020 7905 9600 / 07876 475 815*

Investor relations:

Charles Wycks	*0131 243 5509/07747 790 456*

HBOS plc

TRADING UPDATE

&

MERGER PROGRESS

11th December 2001

RNS HBOS PLC TRADING UPDATE & MERGER PROGRESS 11TH DECEMBER 2001

HBOS plc will shortly be meeting analysts ahead of its close period for the year ending 31st December 2001. This announcement covers the detail of the information, which will be provided at those meetings. Later today the management team will also present to analysts and institutions an update on strategy and the progress of merger integration. The presentation can be accessed via the HBOS plc.com website from 11.30am today.

Merger update

Halifax and Bank of Scotland merged on 10th September 2001 to create HBOS plc. The past three months has seen rapid progress in the integration of the two Groups of companies.

Substantial synergies will be realised, as the new group capitalises on the revenue potential of the enlarged organisation, whilst seeking to increase efficiency and eliminate cost overlap. The top down estimate of £620m annual synergies announced in May is today replaced by an increased figure of £690m, the result of detailed planning right across the HBOS Group.

The synergies will be realised over a three year period, with a run rate of £340m in cost synergies and £350m in net revenue synergies delivered with effect from the end 2004; compared with £305m and £315m previously.

Around 60% of the cost synergies will be delivered with effect from the end of 2002 and a further 30% a year later. The revenue synergies are naturally more biased to the later years, with some 25% achieved with effect from the end of 2002, rising to 75% from the end of 2003.

Total one-off costs associated with the delivery of these synergies increase proportionately, to up to £390m (previously £350m), with around one third charged this year with the balance over the next two years.

TRADING OVERVIEW

The primary purpose of the merger was to create the "New Force in Banking" and improve the growth prospects of both businesses. The HBOS Group continues to show strong growth and expects to deliver to market expectations for the year to 31st December 2001.

Overall asset quality remains good. HBOS's heavy weighting in mortgages means the strains caused by the economic slowdown will result in only a modest overall increase in provisioning.

RETAIL

Sales are well ahead of plan in mortgages, savings, current accounts and consumer finance. The first half mortgage net lending market share has been sustained into the second half.

The strategy for repositioning pricing structures in mortgages and savings is proving successful and, as previously indicated, the Halifax retail spread is stable at around 170 bp.

As previously reported, Intelligent Finance completed a strong first full year of trading on 28th November 2001. Performance highlights included customer balances of £6.4bn (assets of £4.4bn, liabilities £2.0bn).

From 2002 Intelligent Finance will be reported separately within Retail. For 2001 the investment in Intelligent Finance will amount to £150m.

BUSINESS BANKING

Asset growth remains good and, on a like for like basis, is running at an annualised rate of 10%.

Last week's launch of our interest-bearing current account, together with future initiatives in this area, will provide business customers with a patently better and more transparent deal than currently available in the market.

CORPORATE BANKING

Asset growth remains strong and is now running at an annualised rate in excess of 25%, with all areas of the Division performing well.

Work-in-progress is at a very high level as a result of our market leading position in many sectors and our willingness to continue lending when fair-weather players are disappearing.

Insurance & Investment

Sales in our Investment businesses (life, pensions and ISAs) are well ahead of plan. Insurance sales are also ahead of plan with household and repayment insurance benefiting particularly from improved cross sell performance. Despite lower stock markets, the Division's operating performance remains strong.

Treasury

The second half of the year has witnessed significant volatility in interest rate markets with the impact of 11th September and the continuing slowing of the global economy. Customer business volumes however remain robust, and like for like operating performance continues to be ahead of last year. We continue to maintain a cautious approach to credit, which is reflected in the high quality interbank and investment portfolios, concentrated on Financial Institutions, Sovereigns and asset-backed securities.

Outlook

We expect the UK economy will continue to grow in 2002; albeit more slowly. It will again be amongst the best performing in the developed world.

The housing market may be more subdued in 2002 but prospects are heavily underpinned by interest rates at a 35 year low, and comparatively good levels of affordability.

Preliminary Results

The 2001 full year results will be announced on Friday 1st March.

This release contains forward-looking statements. These statements involve risk and uncertainty, as the factors that support the statements depend on circumstances that may or may not occur in the future. Actual results could vary therefore materially, due to changes in current expectations. Nothing contained in this statement should be taken as a profit forecast.

For further information please contact on 0207 905 9600:

Investor Relations, Charles Wycks & John Hope
Media Relations, Shane O'Riordain & Mark Hemingway